Notice to ASX and LSE

Rio Tinto share buyback programme

2 August 2017

Share buy-back programme

Rio Tinto plc and Rio Tinto Limited ("Rio Tinto" or the "Company") today announced that it will commence a US$1.0 billion share buy-back programme of Rio Tinto plc shares.  This is in addition to the US$500 million buy-back programme of Rio Tinto plc shares, announced on 8 February 2017, of which US$300 million has been completed to date.

The aggregate US$1.2 billion of remaining buy-backs is expected to be completed over the period between 3 August 2017 and no later than 31 December 2017.

Rio Tinto has entered into separate non-discretionary irrevocable instructions with each of Deutsche Bank AG, London Branch and J.P. Morgan Securities plc, each acting as riskless principal, in relation to the purchase of the shares for the period between 3 August 2017 and 23 December 2017 for an aggregate maximum consideration of up to $1.2 billion.

The purpose of the buy-back programmes is to reduce the share capital of Company.  Accordingly, all shares purchased will be cancelled.

Any purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares granted by its shareholders at the annual general meeting of Rio Tinto plc on 12 April 2017 (the “2017 Authority”), Chapter 12 of the Listing Rules and the provisions of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes.

The aggregate maximum consideration payable by the Company in respect of the purchase of shares under the programmes up to 31 December 2017 is $1.5 billion. The maximum number of shares that may be purchased under the programmes is 137,492,259, being the number of shares able to be purchased under the 2017 Authority.

Investor Relations, EMEA/Americas John Smelt T +44 20 7781 1654 M +44 7879 642 67 David Ovington T +44 20 7781 2051 M +44 7920 010 978 Nick Parkinson T +44 20 7781 1552 M +44 7810 657 556	Investor Relations, Australia/Asia Natalie Worley T +61 3 9283 3063 M +61 409 210 462 Rachel Storrs T +61 3 9283 3628 M +61 417 401 018

Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404